

February 3, 2015

Via E-mail
Donald R. Fishback
Chief Financial Officer
Moog Inc.
400 Jamison Road
East Aurora, New York 14052-0018

>   **Re: Moog Inc.**
>   **Form 10-K for Fiscal Year Ended September 27, 2014**
>   **Filed November 19, 2014**
>   **File No. 1-05129**

Dear Mr. Fishback:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Critical Accounting Policies, page 21
Reviews for Impairment of Goodwill, page 22

1. We note that management has determined that there is current uncertainty that a material impairment charge could be recognized in the event of a reasonable change in the assumptions and estimates used to estimate the fair values of the smaller of your Aircraft Controls reporting units and the Medical Devices reporting unit. In future filings, please expand your disclosures for each reporting unit with a fair value that is not substantially in excess of the carrying value and has goodwill that is at risk for a material impairment charge to provide the following:
    - Identification of the reporting unit.
    - The amount of goodwill allocated to each reporting unit.
    - The fair value and carrying value of the reporting unit.

- A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. An example would include assumptions in your discounted cash flow model that materially deviate from your historical results.
- A discussion of any specific, potential events and/or circumstances that could have a negative effect on the estimated fair value (i.e., the specific factors to the reporting unit that management is monitoring and could result in a change to the reporting units' estimates and/or assumptions).

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures that you would have included in your fiscal year 2014 Form 10-K in response to this comment and that you will include in your next Form 10-Q to provide investors with the expanded information on a timely basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief